UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

12013474

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 26089 |

SEC Mail Processing Section
FEB 29 2012
Washington, DC
123

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2011 AND ENDING 12/31/2011
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JonesTrading Institutional Services LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
32133 W. Lindero Canyon Rd, Suite 208
(No. and Street)

| Westlake Village | CA | 91361 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Alan Hill, CFO (818) 575-1027
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)
725 S. Figueroa Street, Los Angeles, CA 90017
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, Alan Hill, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JonesTrading Institutional Services LLC and subsidiaries, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SALLY J. VERES
Commission # 1896946
Notary Public - California
Los Angeles County
My Comm. Expires Jul 26, 2014

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# JonesTrading Institutional Services LLC and Subsidiaries

## Consolidated Statement of Financial Condition

as of December 31, 2011

## Contents

Ernst & Young LLP
Suite 500
725 South Figueroa Street
Los Angeles, CA 90017-5418

Tel: +1 213 977 3200
Fax: +1 213 977 3729
www.ey.com

# Report of Independent Registered Public Accounting Firm

The Board of Directors
JonesTrading Institutional Services LLC and Subsidiaries

We have audited the accompanying consolidated statement of financial condition of JonesTrading Institutional Services LLC and subsidiaries (collectively, the Company) as of December 31, 2011. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the consolidated financial position of JonesTrading Institutional Services LLC and subsidiaries at December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 28, 2012

## JonesTrading Institutional Services LLC and Subsidiaries

## Consolidated Statement of Financial Condition

December 31, 2011

| | |
|---|---|
| **Assets** | |
| Cash | $ 6,163,670 |
| Cash equivalents | 35,576,981 |
| | 41,740,651 |
| | |
| Commission and other receivables | 11,664,926 |
| Prepaid expenses | 659,771 |
| Leasehold improvements and equipment, net | 2,281,320 |
| Other assets | 6,302,763 |
| Total assets | $ 62,649,431 |
| | |
| **Liabilities and owners' equity** | |
| Trade accounts payable | $ 3,380,048 |
| Accrued compensation payable | 10,267,677 |
| Accrued owners' distributions | 1,364,294 |
| Accrued profit-sharing | 1,041,356 |
| Accumulated rent obligation | 404,933 |
| Accrued income taxes | 625,232 |
| | 17,083,540 |
| Owners' equity: | |
| Common stock, 30,000,000 units authorized without par value, 26,372,930 units issued and outstanding | 43,448,154 |
| Retained earnings | 7,633,633 |
| Accumulated other comprehensive loss | (2,822) |
| Total owners' equity | 51,078,965 |
| Less: notes receivable due from owners | (5,513,074) |
| Total owners' equity | 45,565,891 |
| Total liabilities and owners' equity | $ 62,649,431 |

*See accompanying notes.*

## 1. Organization

### Nature of Business

JonesTrading Institutional Services LLC (the Company) is a registered broker-dealer with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority, Inc. The Company is engaged in providing services as an institutional broker-dealer to its customers throughout the United States of America and Canada. The Company maintains its corporate office in Westlake Village, California, and branch offices in Northern California, Illinois, Colorado, Connecticut, Florida, Georgia, Massachusetts, New Hampshire, New York, New Jersey, South Carolina, Hawaii, and Texas. JonesTrading International Limited (JTL), the Company's wholly owned subsidiary, is located in London, England, and provides services throughout Europe. In September 2007, the Company also incorporated JonesTrading Canada, Inc. (JTC) in British Columbia, Canada.

From January 1, 1987 until January 1, 2004, the Company operated in an S corporation, Jones & Associates, Inc. (J&A). On January 1, 2004, J&A transferred all of its assets, liabilities, and operations to the Company, its wholly owned limited liability company, in exchange for 23,872,000 units, or 100%, of the outstanding units of the Company. At December 31, 2011, the Company's equity consists of units of the Company, of which there are 30,000,000 units authorized and 26,372,930 units outstanding. Approximately 80.2% of these units are owned by J&A. The remaining units are owned by employees and institutional investors.

Under state law and the Company's operating agreement, members cannot be liable for more than their original capital contribution.

## 2. Summary of Significant Accounting Policies

### Principles of Consolidation

The consolidated financial statement includes the accounts of its wholly owned subsidiaries and all significant intercompany transactions and accounts have been eliminated in consolidation for the financial statement presentation.

## 2. Summary of Significant Accounting Policies (continued)

### Use of Estimates

The preparation of the financial statement in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain amounts reported in the financial statement and accompanying notes. Management believes that the estimates utilized in preparing its financial statement are reasonable. Actual results could differ from these estimates.

### Cash and Cash Equivalents

Cash flows, cash and cash equivalents consist primarily of cash on deposit, money market accounts, and investment-grade commercial paper, all of which have original maturities of three months or less. Interest income on cash equivalents is recognized on an accrual basis. Cash equivalents are stated at cost plus accrued interest, which approximates market value.

### Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk, consist principally of cash equivalents. The Company maintains deposits in federally insured financial institutions in excess of federally insured limits. The Company believes it is not exposed to significant credit risk due to the financial position of the depository institutions in which those deposits are held.

### Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

## 2. Summary of Significant Accounting Policies (continued)

### Soft Dollar Programs

The Company permits institutional customers to allocate a portion of their gross commissions to pay for research products and other services provided by third parties. The amounts allocated for those purposes are commonly referred to as soft-dollar arrangements. The Company accounts for the cost of independent research arrangements on an accrual basis. Commission revenue is recorded when earned on a trade-date basis. An accrued soft-dollar research payable of $1,972,313 is classified as trade accounts payable in the consolidated statement of financial condition. The funds do not represent "customer funds" of the relevant customers or "funds carried for the account of" the relevant customers as defined in Rule 15c3-3 of the Securities Exchange Act. Pursuant to certain arrangements, the Company deposits the soft-dollar credits into the "Special Account for the Exclusive Benefit of Soft Dollar Customers of JonesTrading Institutional Services LLC."

### Commission Receivables

Commission receivables consist of amounts due to the Company from clearing agents. Based on the short-term nature of the transactions, the Company does not provide an allowance for doubtful accounts for receivable losses.

### Other Receivables

Other receivables consist primarily of amounts due to the Company in relation to options transactions that are billed at month-end. Based on the short-term nature of the transactions, the Company does not provide an allowance for doubtful accounts for receivable balances.

### Leasehold Improvements and Equipment

Leasehold improvements and equipment are recorded at cost. Depreciation is computed using the straight-line method based upon the estimated useful lives of the various classes of assets, furniture and equipment (seven years), data processing equipment (five years), and leasehold improvements (over the lease term). The Company also capitalizes qualified expenses related to software and project development. In the current year, no such assets are included in the data processing equipment class.

## 2. Summary of Significant Accounting Policies (continued)

The related cost and accumulated depreciation of assets retired or otherwise disposed of are removed from the accounts and the resultant gain or loss is reflected in earnings. Maintenance and repairs are expensed currently; major renewals and betterments are capitalized.

A summary of the Company's property and equipment as of December 31, 2011, is as follows:

| | |
|---|---|
| Furniture and fixtures | $ 3,580,656 |
| Data processing equipment | 3,426,346 |
| Leasehold improvements | 4,483,257 |
| | 11,490,259 |
| Less: accumulated depreciation | 9,208,939 |
| Leasehold improvements and equipment, net | $ 2,281,320 |

### Income Taxes

The Company is a flow-through entity for federal tax and state purposes and provides its unit holders with federal and state K-1 statements annually. Accordingly, no provision has been made for U.S. federal income taxes in the accompanying consolidated financial statements. The Company files state returns in the following states: California, Illinois, Colorado, Connecticut, Florida, Georgia, Massachusetts, New Hampshire, New York, New Jersey, South Carolina, Hawaii, and Texas. Most of these states have an annual partnership filing requirement, and some impose an annual limited liability company fee. These amounts have been provided for in the provision for state income taxes in the accompanying consolidated financial statements. The Company's subsidiary JTC is incorporated as a private corporation and pays Canadian federal and provincial taxes.

The Company recognizes the tax benefit of uncertain tax positions only when the position is "more likely than not" to be sustained assuming examination by a tax authority. Based on its evaluation, the Company has concluded that there are no significant uncertain tax positions requiring recognition in its financial statements, nor has the Company been assessed interest or penalties by any major tax jurisdictions. The Company's evaluation was performed for all tax years ending December 31, 2011. Tax years 2008 through 2010 are subject to examination by state taxing authorities.

## 2. Summary of Significant Accounting Policies (continued)

### Financial Instruments

The carrying amount of receivables, accounts payable, and accrued liabilities included on the accompanying consolidated statement of financial condition approximates their fair value due to their short-term nature.

### New Accounting Standards

In June 2011, the Financial Accounting Standards Board (the FASB) issued Accounting Standards Update (ASU) Number 2011-05, *Comprehensive Income*. This update requires all non-owner changes in stockholders' equity be presented in either a single continuous statement of comprehensive income or in two separate but consecutive statements. It also eliminates the option to present components of other comprehensive income as part of the statement of changes in stockholder's equity. This guidance becomes effective for non-public companies with interim and annual periods beginning after December 15, 2012, and early adoption is permitted. The Company does not expect the adoption to have a material impact, if any, on its consolidated financial condition.

## 3. Net Capital Requirements

The Company, as a registered broker-dealer, is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), and has elected the basic method allowed by Rule 15c3-1. This requires the Company to maintain a net capital equal to the greater of $250,000 plus minimum capital requirements for all subsidiaries or 6.67% of the aggregate indebtedness. At December 31, 2011, the Company's net capital was $39,025,287, which was $37,886,384 in excess of this requirement.

## 4. Fully Disclosed Clearing Agreement

During 2011, the Company cleared all customer transactions through its fully disclosed agreements with Pershing, LLC and Merrill Lynch Pierce Fenner Smith, New York Stock Exchange member firms, and, therefore, is exempt from Rule 15c3-3 of the Securities and Exchange Act of 1934. At December 31, 2011, the receivable for commissions for settled transactions was $9,896,017. JTC cleared all customer transactions through its fully disclosed agreement with Penson Canada, Inc., a Toronto Stock Exchange member firm. At December 31, 2011, the receivable for commissions for settled transactions from Penson Canada, Inc. was $231,220.

**5. Notes Receivable Due From Owners**

At December 31, 2011, notes receivable amounted to $5,586,023, of which $5,513,074 represents loans from the Company to employees to purchase stock in J&A. Loans from the Company to employees to purchase stock in J&A are reported as a reduction of owners' equity. The majority of the notes are full-recourse promissory notes bearing interest at approximately 2.4% and are collateralized by the stock purchased. Principal and interest are paid through owners' distributions of income on a monthly basis.

Loans to employees not used to purchase stock in J&A of $72,949 are reflected in commissions and other receivables in the accompanying consolidated statement of financial condition as of December 31, 2011.

**6. Retirement and Deferred Compensation Plans**

**Retirement Plan**

The Company provides a 401(k) deferred compensation retirement plan to both hourly and salaried employees. Any employee who has completed six months of service shall be eligible to participate. An eligible employee shall become a participant effective as of the first day of the month following the date that the employee met the eligibility requirements, as previously discussed.

The Company also makes profit-sharing contributions to the accounts of employees. For the year ended December 31, 2011, the Company contributed 4% of salaries for certain non-highly compensated employees to the plan and up to $29,400 to the account of certain highly compensated participants. The contribution rate is variable and is determined by the Company on an annual basis.

## 6. Retirement and Deferred Compensation Plans (continued)

### Deferred Compensation Plan

On July 1, 2008, the Company implemented a deferred compensation plan (the Plan). The Plan is intended to provide certain employees the opportunity to defer compensation on a pretax basis. Participants have the ability to allocate their deferrals among a number of investment options and may receive their benefits at termination, retirement, or "in service" either in a lump sum or in quarterly installments over five, 10, or 15 years. The Company's contributions into this Plan are discretionary and may be granted to key employees annually based on the employee's performance. Participants generally vest in Company contributions over a three-to-four-year period. The deferred compensation liability for the year ended December 31, 2011, was $7,203,445 and is included in accrued compensation payable.

There were no employer contributions for the year ended December 31, 2011.

### Company-Owned Life Insurance (COLI) Policies

The Company purchased COLI contracts insuring employees eligible to participate in the deferred compensation plan. The gross cash surrender value of these contracts was $6,280,659 and is included in other assets in the accompanying consolidated statement of financial condition as of December 31, 2011. There were no outstanding policy loans as of December 31, 2011. Management intends to use the future death benefits from these insurance contracts to fund the deferred compensation agreements; however, there may not be a direct correlation between the timing of the future cash receipts and disbursements under these arrangements.

## 7. Leases

The Company leases office space and equipment under non-cancelable operating lease agreements which expire on various dates through 2012. At December 31, 2011, the future minimum obligations under these agreements were as follows:

| | |
|---|---|
| Year ended December 31: | |
| 2012 | $ 1,439,092 |
| 2013 | 1,005,049 |
| 2014 | 850,282 |
| 2015 | 629,743 |
| Thereafter | 1,758,398 |
| Total | $ 5,682,564 |

**7. Leases (continued)**

Certain leases contain renewal options and escalation clauses, the latter of which are factored into future minimum lease commitments.

**8. Owners' Equity**

On March 31, 2007, the Company received a $50,000,000 investment from Freidman, Fleischer and Lowe (FFL). The Company used $15,000,000 of the proceeds of this investment to repurchase and retire previously outstanding units, of which $14,100,000 of the units were repurchased from J&A and the remainder from employees of the Company. Under the terms of the FFL investment, the Company may be required to repurchase the units issued to FFL if certain events occur and FFL elects to put the units back to the Company. The Company may be obligated to repurchase 3,680,000 shares between March 31, 2012 and March 31, 2016, with a maximum of 1,230,000 repurchased in any 12-month period. The Company would not be required to repurchase the units if the repurchase would cause the Company to fail to comply with any regulatory capital requirement (see Note 3).

On March 31, 2007, the Company amended its Operating Agreement to authorize 1,500,000 Profits Participating Units (PPUs), which permit the holder to participate in all future profits of the Company above the value of the Company on the date of grant. PPUs have no value on the date they are granted. The Company records the share of the Company's profits earned by the PPUs as compensation expense. In 2011, the Company had net issuances of 437,500 PPUs. As of December 31, 2011, the Company had 1,270,000 PPUs outstanding. If an employee terminates his or her employment with the Company, the PPUs are repurchased at the PPU capital balance. The total capital balance of all PPUs at December 31, 2011, was $0. The carrying value of the PPUs approximates the fair value.

**9. Off-Balance-Sheet Risk and Concentrations of Credit Risk**

In the normal course of business, the Company enters into various equity transactions as the agent. The execution and settlement of these transactions can result in off-balance-sheet risk or concentrations of credit risk.

The Company records client securities transactions on a settlement-date basis. The Company is exposed to off-balance-sheet risk of loss on unsettled transactions in the event clients and other counterparties are unable to fulfill contractual obligations. All trades outstanding at December 31, 2011, settled in a timely manner, resulting in no exposure to unsettled transactions as of December 31, 2011.

**10. Subsequent Events**

The Company evaluates subsequent events until the date the financial statement is issued. As of February 28, 2012, no material subsequent events have occurred.

Ernst & Young LLP

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ERNST & YOUNG

Ernst & Young LLP
Suite 500
725 South Figueroa Street
Los Angeles, CA 90017-5418

Tel: +1 213 977 3200
Fax: +1 213 977 3729
www.ey.com



# Report of Independent Accountants on Applying Agreed-Upon Procedures

The Board of Directors and Management
JonesTrading Institutional Services LLC:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of JonesTrading Institutional Services LLC (the Company), the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the period January 1, 2011 through December 31, 2011. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7G with respective cash disbursement record entries, reviewing check copies and bank statements to determine that the assessment payments were properly paid.

   From our procedures performed as stated above, no exceptions noted.

2. Compared the amounts derived from the audited Form X-17A-5 for the year ended December 31, 2011, with the amounts reported in Form SIPC-7 for the period January 1, 2011 through December 31, 2011.

   From our procedures performed as stated above, no exceptions noted.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers provided to us by management of the Company.

   From our procedures performed as stated above, no exceptions noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments.

From our procedures performed as stated above, no exceptions noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the period January 1, 2011 through December 31, 2011. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 28, 2012